UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Kenneth A. Siegel, Esq.
Morrison & Foerster LLP	Brandon Parris, Esq.
Shin-Marunouchi Building, 29th Floor	Morrison & Foerster LLP
5-1, Marunouchi 1-Chome	425 Market Street
Chiyoda-ku, Tokyo, 100-6529 Japan	San Francisco, CA 94105-2482
011-81-3-3214-6522	(415) 268-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
SoftBank Group Capital Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
N/A

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members. The number of shares beneficially owned by the Reporting Persons is provided after taking into account the expected sale of 19,750,000 shares by SBGC to T-Mobile on or about August 3, 2020, as described in Item 5 of this Schedule 13D.

(The terms used above are defined in the Explanatory Note and in Items 1, 2, 5 and 6 of this Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
Delaware Project 6 L.L.C

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
106,291,623(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,291,623(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.58%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The shares of T-Mobile Common Stock held by Project 6 LLC are subject to the Proxy Agreement (of which 101,491,623 of such shares of Common Stock are subject to the Call Options), in each case as of July 29, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2) Based on the number of shares of Common Stock outstanding on June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020.

(The terms used above are defined in the Explanatory Note and in Items 1, 2, 5 and 6 of this Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
106,291,623(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,291,623(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.58%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

(1) The shares of T-Mobile Common Stock are held by Project 6 LLC, a wholly owned subsidiary of SoftBank. The shares are subject to the Proxy Agreement (of which 101,491,623 of such shares of Common Stock held by Project 6 LLC are subject to the Call Options), in each case as of July 29, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members. The number of shares beneficially owned by the Reporting Persons is provided after taking into account the expected sale of 19,750,000 shares by SBGC to T-Mobile on or about August 3, 2020, as described in Item 5 of this Schedule 13D.

(2) Based on the number of shares of Common Stock outstanding on June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020.

(The terms used above are defined in the Explanatory Note and in Items 1, 2, 5 and 6 of the Schedule 13D).

EXPLANATORY NOTE

This Amendment No. 4 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 2, 2020, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed with the Commission on June 15, 2020, Amendment No. 2 to the Schedule 13D filed with the Commission on June 25, 2020 and Amendment No. 3 to the Schedule 13D filed with the Commission on June 26, 2020 (as amended and supplemented, this “Schedule 13D”), is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), its wholly owned subsidiary SoftBank Group Capital Ltd, a private limited company incorporated in England and Wales (“SBGC”), and SoftBank’s wholly owned subsidiary Delaware Project 6 L.L.C, a Delaware limited liability company (“Project 6 LLC”) (and, together with SoftBank and SBGC, the “Reporting Persons”), with respect to the common stock of T-Mobile US, Inc., a Delaware corporation (“T-Mobile” or the “Issuer”), par value $0.00001 per share (the “Common Stock”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in this Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 5(c) of this Schedule 13D Amendment is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to include the following:

(a)-(b)    The information contained in the cover pages of this Schedule 13D and the information set forth in Item 6 is incorporated herein by reference. SBGC no longer beneficially owns any shares of Common Stock. Project 6 LLC beneficially owns 106,291,623 shares of Common Stock, which represents approximately 8.58% of the shares of Common Stock outstanding as of July 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020 (the “Prospectus Supplement”). The shares of Common Stock beneficially owned by Project 6 LLC are subject to the Proxy Agreement (of which 101,491,623 of such shares are subject to the Call Options). SBGC and Project 6 LLC are wholly owned subsidiaries of SoftBank.   As a result, SoftBank may be deemed to beneficially own the shares of Common Stock beneficially owned by Project 6 LLC.

(c)          As provided for in the Master Framework Agreement, on July 16, 2020, following the receipt of necessary regulatory approvals, CM LLC purchased 5,000,000 shares of Common Stock from T-Mobile at a price of $103.00 per share. T-Mobile used the net proceeds of the Claure Purchase to purchase an equal number of shares of Common Stock from SBGC, pursuant to the Share Repurchase Agreement.

On July 28, 2020, T-Mobile announced that, upon expiration of the subscription period on July 27, 2020, its Rights Offering was oversubscribed. On or about August 3, 2020, T-Mobile will sell an aggregate of 19,750,000 shares of Common Stock at the subscription price of $103.00, pursuant to the exercise of the basic subscription rights and over-subscription rights in the Rights Offering. T-Mobile will use the net proceeds of the Rights Offering to purchase an equal number of shares of Common Stock from SBGC, pursuant to the Share Repurchase Agreement. Concurrently with the foregoing sale, such 19,750,000 shares of Common Stock will be released from the Proxy.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

The information contained in Item 5 of this Schedule 13D is incorporated herein by reference.

On July 15, 2020, the Lender assigned the Loan Agreements to SoftBank.

Margin Loan

On July 27, 2020, Project 6 LLC entered into a Margin Loan Agreement (as amended from time to time, the “Margin Loan Agreement”) with the lenders party thereto (each, a “Margin Lender” and collectively, the “Margin Lenders”), Citibank, N.A., as Facility Agent (the “Facility Agent”) and Citibank, N.A., JPMorgan Chase Bank, N.A., London Branch, Mizuho Securities USA LLC and Deutsche Bank AG, London Branch, as Joint Calculation Agents.  The Margin Loan Agreement provides for a loan in an aggregate principal amount of approximately $4.38 billion, which Project 6 LLC expects to draw down in full on July 30, 2020 (the “Closing Date”).

On July 28, 2020, Project 6 LLC entered into security agreements with the Margin Lenders or their agents (the “Security Agreements”). Pursuant to the Security Agreements, Project 6 LLC pledged to the Margin Lenders approximately 106,000,000 shares of T-Mobile Common Stock (the “Pledged TMUS Shares”) and any proceeds thereof to secure its obligations under the Margin Loan Agreement. Project 6 LLC has also agreed to pledge certain other assets (the “Other Collateral”) to the Margin Lenders under the Margin Loan Agreement. The security interest in the Pledged TMUS Shares will be perfected on the Closing Date as a condition to disbursement of the loan under the Margin Loan Agreement. Project 6 LLC has up to 60 days after the Closing Date to perfect the security interest in the Other Collateral, which date may be extended with the consent of the Facility Agent. SoftBank has provided a limited guarantee (the “Parent Limited Guarantee”) of certain obligations of Project 6 LLC under the Margin Loan Agreement. The Parent Limited Guarantee will be released following the first margin call date under the Margin Loan Agreement.

The loan under the Margin Loan Agreement will mature on or about July 29, 2024.  Upon the occurrence of certain events that are customary for these type of loans, the Margin Lenders may exercise their rights to require Project 6 LLC to pre-pay the loan proceeds or post additional collateral, and the Margin Lenders may exercise their rights to foreclose on, and dispose of, the Pledged TMUS Shares and other collateral, in each case, in accordance with the Margin Loan Agreement and related documentation.

Intercreditor Agreement and Deutsche Telekom’s Right of First Refusal

On July 28, 2020, Project 6 LLC, Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), T-Mobile Agent, Citibank, N.A., as facility agent under the Margin Loan Agreement, Citibank, N.A., as BABA security agent and the Margin Lenders entered into an Intercreditor Agreement (the “Intercreditor Agreement”) setting forth certain agreements between the parties thereto with respect to the Pledged TMUS Shares.  Among other things, and in accordance with the Proxy Agreement, the Intercreditor Agreement provides that, subject to certain exceptions and requirements, in the event of a margin call or acceleration under the Margin Loan Agreement, Deutsche Telekom shall have the right to purchase all or any portion of the Pledged TMUS Shares then constituting collateral under the Margin Loan Agreement (the “DT ROFR”), at a price per Pledged TMUS Share equal to the closing sale price per Pledged TMUS Share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) as reported in composite transactions for The NASDAQ Global Select Market (“NASDAQ”) on the day on which NASDAQ is open for trading for its regular session immediately preceding the date of delivery of Deutsche Telekom’s commitment to exercise the DT ROFR.

Contingent Floating Rate Option

On July 28, 2020, Project 6 LLC, as grantor, and Deutsche Telekom as optionholder, entered into a Contingent Floating Rate Option Agreement (the “Contingent Floating Rate Option”).  The Contingent Floating Rate Option provides Deutsche Telekom with rights to acquire any remaining Pledged TMUS Shares and Other Collateral that Project 6 LLC will pledge to the Margin Lenders under the Margin Loan Agreement following the exercise of the DT ROFR and the discharge in full of Project 6 LLC’s obligations under the Margin Loan Agreement.  The total aggregate value of Pledged TMUS Shares and Other Collateral that Deutsche Telekom is entitled to purchase under the Contingent Floating Rate Option will be proportional to the portion of obligations under the Margin Loan Agreement that can be repaid with the proceeds received from Deutsche Telekom’s purchase of any Pledged TMUS Shares pursuant to the DT ROFR (the “ROFR Shares”).   The number of Pledged TMUS Shares and amount of Other Collateral that are subject to the Contingent Floating Rate Option will be reduced by any Pledged TMUS Shares or Other Collateral that are transferred or otherwise disposed of as a result of a foreclosure by the Margin Lenders under the Margin Loan Agreement.  Under the terms of the Contingent Floating Rate Option, Deutsche Telekom may elect to receive additional Pledged TMUS Shares (if any remain) in lieu of any Other Collateral with an equivalent value.

The Contingent Floating Rate Option may be exercised by Deutsche Telekom at any time following the purchase of any ROFR Shares up to the date that is two business days after the later of (i) the date on which all obligations under the Margin Loan Agreement are discharged in full and (ii) the date on which all of the collateral under the Margin Loan Agreement is released by the Margin Lenders.  The Contingent Floating Rate Option may only be exercised once, in full.

The Contingent Floating Rate Option can be exercised at an exercise price per share  of Common Stock equal to (i) the excess (if any) of (x) the price paid by Deutsche Telekom to purchase any ROFR Shares over (y) the aggregate value of ordinary shares of Alibaba Group Holding Limited pledged as Other Collateral to the Margin Lenders under the Margin Loan Agreement, determined by the average of the daily volume weighted average price per share of such ordinary shares on the principal U.S. national securities exchange on which such shares are listed for trading as reported on Bloomberg L.P. page “BABA US Equity AQR” (or any successor page thereto) or, if not available, by another authoritative source mutually agreed by Project 6 LLC and Deutsche Telekom, in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on a day on which the relevant securities exchange is open for trading (a “Trading Day”), for each of the two consecutive Trading Days immediately preceding the date on which Deutsche Telekom delivers the purchase price for any ROFR Shares, divided by (ii) the aggregate number of shares of Common Stock that Deutsche Telekom is entitled to purchase pursuant to the Contingent Floating Rate Option.

Deutsche Telekom is only entitled to transfer its rights under the Contingent Floating Rate Option to a wholly-owned subsidiary.  Any other pledge, transfer or assignment of rights and obligations requires the consent of both parties to the Contingent Floating Rate Option.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2020

SOFTBANK GROUP CORP.

	By:	/s/ Robert Townsend
	Name:	Robert Townsend
	Title:	Senior Vice President & CLO

SOFTBANK GROUP CAPITAL LTD

By:	/s/ Robert Townsend
Name:	Robert Townsend
Title:	Director

DELAWARE PROJECT 6 L.L.C.

By:	/s/ Robert Townsend
Name:	Robert Townsend
Title:	Manager